Exhibit 4.1

SERVICE AGREEMENT

dated 09 May 2022

by

GLAXOSMITHKLINE CONSUMER HEALTHCARE OVERSEAS LIMITED

and

BRIAN MCNAMARA

Baker & McKenzie LLP

100 New Bridge Street

London EC4V 6JA

United Kingdom

www.bakermckenzie.com

Table of contents

1.	Appointment and term	1

2.	Duties	1

3.	Exclusive service and conflicts of interest	2

4.	Remuneration	2

5.	Expenses	3

6.	Deductions	3

7.	Sickness absence	3

8.	Holidays and other paid leave	4

9.	Other benefits	5

10.	Training	6

11.	Confidentiality	6

12.	Intellectual property, inventions and patents	7

13.	Post-termination obligations	9

14.	Termination	9

15.	Payment in lieu of notice	10

16.	Garden leave	11

17.	Return of property	11

18.	Directorships	12

19.	Liquidation for reconstruction or amalgamation	12

20.	Disciplinary and grievance procedures	12

21.	Warranty	12

22.	Notices	13

23.	Definitions	13

24.	Construction	14

25.	Prior agreements	14

26.	Governing law	14

Schedule 1

Post Termination Obligations

i

Service Agreement

This Agreement is dated 09 May 2022

Between

GLAXOSMITHKLINE CONSUMER HEALTHCARE OVERSEAS LIMITED, a company registered in England and Wales (the “Company”), whose registered office is at 980 Great West Road, Brentford, Middlesex, TW8 9GS; and

Brian McNamara (The “Executive”).

It is agreed as follows:-

1.	Appointment and term

1.1

The Executive will be employed by the Company as Chief Executive Officer or in such other capacity as the Company may reasonably determine from time to time, subject to the terms and conditions of this Agreement (the “Employment”).

1.2

The Employment will commence on the Commencement Date and will continue until terminated by either party giving to the other not less than 12 months’ written notice unless terminated earlier in accordance with this Agreement. The Employment will not be subject to a probationary period.

1.3	The Executive’s period of continuous employment began on 1 September 2004.

2.	Duties

2.1

The Executive will perform such duties and exercise such powers in relation to Haleon, the Company and any other Associated Company as may reasonably be assigned to him from time to time but the Executive will not be required to perform duties which are not reasonably within his capabilities.

2.2	The Company may require the Executive to accept any office or position in the Company or any Associated Company without additional remuneration as may be reasonably required by the Company.

2.3	The Executive will report to the Haleon Chair or such other person nominated by the Company from time to time.

2.4

The Executive’s normal place of work will be The Heights Business Park, Weybridge or such other place within or outside of the United Kingdom as the Company may require from time to time. The Executive may be required to travel anywhere within or outside the United Kingdom in the performance of his duties.

2.5

The Executive will work such hours as are necessary for the proper performance of his duties. The parties each agree that the nature of the Executive’s position is such that his working time cannot be measured and, accordingly, that the Employment falls within the scope of regulation 20 of the Working Time Regulations 1998.

2.6

The Executive acknowledges that he is a fiduciary of the Company or its Associated Companies and agrees that he will act at all times in good faith and comply with the lawful instructions, regulations and policies of the Company and use his best endeavours to promote the interests of the Company and Associated Companies. During his working hours the Executive will devote the whole of his time, attention, skill and knowledge to his duties.

2.7

The Executive will inform the Company immediately of any act or omission of his which constitutes a breach of this Agreement, and any act or omission of any other employee or member of staff of which he becomes aware and which constitutes, or might reasonably constitute, a material breach of the duties owed by that member of staff.

2.8

The Executive will ensure that he is at all times familiar with and that he complies with his legal duties as a director of the Company and any Associated Company including, but not limited to, his duties under the Companies Act 2006.

2.9

The Executive will comply with the Market Abuse Regulation (596/2014/EU) as implemented in the UK pursuant to the European Union (Withdrawal) Act 2018, as well as all applicable rules of the London Stock Exchange Plc and the UK Financial Conduct Authority (the “FCA”) , including, but not limited to, the FCA’s Listing Rules and Disclosure Guidance and Transparency Rules, and any Company policy (or policies) relating to, among others: (i) dealings in shares, debentures or other securities of the Company and any Associated Companies; and/or (ii) unpublished price sensitive information affecting the securities of any other company. This duty will continue during and after the Employment until such time as any price sensitive information the Executive has obtained during his employment or any office holding ceases to be price sensitive information, either through publication by the Company or otherwise.

2.10

The Executive will comply with any applicable Share Ownership Requirements in place from time to time and any other requirement imposed by the Company in its absolute discretion from time to time, requiring the Executive to own shares in the Company either during the Employment or after it ends.

2.11

The Executive hereby authorises the Company, and any agent instructed by the Company, to access any program or data held on any computer used by the Executive in the course of performing his duties of employment (and regardless of whether the program or data is related to the Executive’s duties of employment).

3.	Exclusive service and conflicts of interest

3.1

During the Employment the Executive will not without the prior written consent of the Board directly or indirectly on his own account or on behalf of any third party and in any capacity be engaged, concerned or interested in or provide services to any other business or enterprise or accept any other engagement or public office PROVIDED THAT the Executive may hold up to 3% of the securities in a company which is quoted on any recognised Stock Exchange provided this does not give rise to any conflict of interest with the Company, or any Associated Company.

3.2

The Executive confirms that he has disclosed to the Company full details of all existing and potential conflicts of interest between either the Executive, or to the extent that he is aware of them or ought reasonably to be aware of them, between his Immediate Relatives, and the Company or any Associated Company. The Executive will promptly disclose to the Company full details of any such conflicts or potential conflicts which arise during the Employment.

4.	Remuneration

4.1

The Executive’s basic salary will be £1,250,000 per annum (“Basic Salary”), which will be paid in equal monthly instalments in arrears and subject to applicable withholdings. The Basic Salary will be reviewed annually by the Remuneration Committee without any obligation to increase it. The Basic Salary will not be increased after notice of termination has been given by either party.

4.2	The Basic Salary is inclusive of any fees to which the Executive may be entitled as a director of the Company or of any Associated Company.

4.3

The Executive will be eligible to participate in a discretionary annual bonus scheme and long-term incentive scheme(s), subject to the rules of the schemes in place from time to time. The terms of the schemes will be determined by the Remuneration Committee in its absolute discretion. The Executive has no right to receive a bonus or long term incentive award and will not acquire such a right by virtue of the Executive having received earlier bonus payments or long term incentive awards.

4.4

The Executive will not be eligible to receive any bonus or long term incentive award referred to in clause 4.3 or under any other bonus scheme or incentive scheme in which the Executive is eligible to participate from time to time if he is not employed by the Company or an Associated Company on the date on which the bonus would otherwise have been paid or the award granted, unless otherwise provided in the rules of the applicable plan.

4.5

The Executive may not be eligible to receive any bonus or long term incentive award referred to in clause 4.3 or under any other bonus scheme or incentive scheme in which the Executive is eligible to participate from time to time if he has given or received notice of termination (for any reason and howsoever caused) on or before the date on which the bonus would otherwise have been paid or the award granted, and such eligibility shall be determined by the Remuneration Committee in its absolute discretion.

4.6

The Executive agrees that he may be required to repay the value of awards which have been made to him under any bonus or incentive scheme and which have vested, and that unvested awards may be reduced, suspended or cancelled in accordance with the provisions of applicable scheme rules and/or the Malus and Clawback policy and/or remuneration policy in place from time to time.

4.7

The Company may at any time in its absolute discretion amend, replace or terminate without compensation the bonus scheme and long-term incentive scheme(s) referred to in clause 4.3 and any other bonus scheme or incentive scheme in which the Executive is eligible to participate from time to time either in respect of the scheme generally or in its application to the Executive.

5.	Expenses

The Company will reimburse the Executive for all reasonable business expenses properly incurred and paid by in the course of the Employment subject to presentation of valid receipts or other satisfactory evidence of the expenses and subject to the Company’s rules and policies relating to expenses in place from time to time.

6.	Deductions

The Executive authorises the Company to deduct from any payments which are due to him from the Company or any Associated Company during or after the Employment any amounts which the Executive owes to the Company or any Associated Company.

7.	Sickness absence

7.1

If the Executive is unable to attend work as a result of sickness or injury he must comply with any Company policy and rules relating to sickness absence in place from time to time. In any event, he will notify the Company as early as reasonably practicable and no later than the time the Executive was due at work. The Executive must complete a self-certificate in respect of any absence of seven (7) calendar days or less. For any longer periods a Doctor’s certificate(s) must be provided in advance of the absence to which it relates and must cover the entire period of absence.

7.2

If reasonably requested the Executive will attend a medical examination with a medical practitioner nominated by the Company and at the Company’s expense. The Executive agrees that an examination report may be provided to the Company.

7.3

Subject to compliance with clauses 7.1 and 7.2 the Executive will receive sick pay (“Company Sick Pay”) in accordance with the Company Sick Pay Policy in force from time to time and always subject to the requirements of the Company Sick Pay Policy. The Company Sick Pay Policy may be amended, terminated or replaced at the discretion of the Company, currently it provides for:

(a)	up to four weeks’ full basic pay for sickness absence in the first year of service; and

(b)	up to 30 weeks’ full basic pay for sickness absence in any 12 month rolling period for employees who have completed one year’s service or more.

(the “Company Sick Pay Entitlement”). The Company Sick Pay Entitlement is the maximum amount of Company Sick Pay which will be paid in aggregate in any rolling 12 month period.

7.4

Once exhausted no Company Sick Pay will be payable in respect of any subsequent 12 month period until the Executive has returned to work on his normal working hours for at least eight full consecutive weeks (disregarding for these purposes any period of authorised absence not related to sickness or incapacity) (the “Minimum Return Period”).

7.5

Company Sick Pay is inclusive of any entitlement to statutory sick pay. Company Sick Pay will be paid subject to such deductions required by law and subject to deductions to reflect any other sickness benefits received by the Executive for the period of Company Sick Pay.

7.6

During sickness absence, if the Executive remains eligible for Company Sick Pay on the date of any discretionary annual bonus or long term incentive scheme(s) award, then the Executive will remain eligible to participate in such awards as set out in clause 4 of this Agreement, subject to the rules of the schemes in place from time to time and in accordance with the discretion of the Remuneration Committee as applicable including any decision to pro-rate such awards to reflect the sickness absence. If eligibility for Company Sick Pay expires, the Executive will not be eligible for any further discretionary annual bonus or long term incentive scheme(s) award until the Executive returns to work in accordance with clause 7.4.

7.7

During any period of absence caused by sickness or injury the Executive’s entitlement to chauffeur, the payment of Company pension contributions or pension allowance, participation in any incentive or bonus scheme, accrual of holiday entitlement above the statutory minimum and any other benefits (save for the life assurance scheme, private medical insurance scheme and Group Income Protection plan) will cease when his entitlement to Company Sick Pay ceases.

8.	Holidays and other paid leave

8.1

The Executive is entitled to 28 days’ paid holiday each year and paid time off for the eight public holidays normally observed in England. The Company’s holiday year is from 1 January to 31 December each year. In respect of any part year worked, holiday entitlement will accrue in accordance with the UK Holiday Policy as amended from time to time.

8.2

The Executive may carry forward accrued holiday in accordance with the Company rules on banking of holidays outlined in its UK Holiday Policy, as amended from time to time. Any holiday which is not banked in accordance with these rules will be lost.

8.3

The Executive will take his holiday at such times as are agreed with, or required by the Company. If requested the Executive will take all or part of any accrued untaken holiday during his notice period.

8.4

On termination of Employment the Executive will as appropriate be paid in lieu of any accrued but untaken holiday or will repay to the Company any sums paid for any holiday taken in excess of his accrued entitlement. The Company may withhold any such sums from any payments due to the Executive from the Company or any Associated Company. The calculation for the payment or repayment (as appropriate) shall be made by reference to 1/260 of the Executive’s annual Basic Salary for each day’s holiday.

9.	Other benefits

Pensions

9.1

Subject to its rules from time to time in force, the Executive will be contractually enrolled into the Company’s UK pension plan (the “Pension Scheme”) from the date on which he commences employment or such later date notified to him. The Executive agrees that the Company will act on his behalf in taking the steps necessary to enrol the Executive in the Pension Scheme. The Executive is entitled to opt out of the Pension Scheme by giving notice.

9.2

Both the Executive and the Company will make such contributions into the Pension Scheme as are provided for under the rules of the Pension Scheme from time to time in force, or as otherwise notified to the Executive. The Executive agrees that the Company may amend the level of contributions required by the Executive or the Company including increasing the Executive’s contributions and/or decreasing the Company’s contribution levels.

9.3

Alternatively, the Executive may elect to receive a Pensions Allowance, in which case, the Company shall pay the Executive an annual Pensions Allowance of 7% of Basic Salary, less the amount of salary (if any) in respect of which pension contributions are made into the Pension Scheme. The allowance will be subject to deductions for tax and national insurance contributions as required by law, and be payable monthly in arrears by equal instalments together with the Executive’s salary. The Pensions Allowance will not be taken into account by the Company for the purpose of any bonus payment and/or other benefit scheme. The Executive agrees that the Company may cease to provide the Executive with or vary the amount of any Pensions Allowance at any time in line with variations made to pension contributions for the wider workforce of the Company.

Insurance Schemes

9.4	The Executive will be eligible to participate in the following :

(a)	private medical insurance scheme

(b)	life assurance scheme; and

(c)	Group Income Protection plan.

All benefits are subject to the rules of the relevant scheme and any associated policy of insurance in force from time to time. Details of the schemes and copies of applicable terms and conditions can be obtained from the HR Department.

Other

9.5

The Executive may also be eligible to receive the non-contractual benefits set out in the Offer Letter, subject to the terms and conditions governing such benefits that are in place from time to time. These benefits do not form part of the Executive’s contract. Further details regarding the benefits set out in the Offer Letter can be found on the Company’s intranet.

General

9.6

The Company may from time to time and without compensation amend, replace or withdraw any benefit or benefit scheme, or the Executive’s right to receive any benefit or participate in any benefit scheme, in which the Executive participates including the Pension Scheme and notwithstanding any adverse impact that such amendment, replacement or withdrawal may have on any current or prospective benefits being claimed or received by the Executive under such scheme(s).

9.7

If any third party benefit provider refuses for any reason to provide benefits to or in respect of the Executive under any benefit scheme the Company will not be liable to provide such benefits or compensate the Executive for the loss of such benefits. The Company may at its discretion challenge any such refusal by a scheme provider provided that the Executive indemnifies the Company against any costs incurred by the Company incurred by it in connection with challenging the scheme provider’s decision.

9.8

The Company may terminate the Executive’s employment in accordance with this Agreement (including on the grounds of incapability) notwithstanding that such termination may, at the Company’s discretion, deprive the Executive of Company Sick Pay and/or any current, future or prospective benefits under any benefit scheme including, but not limited to, any applicable private medical insurance cover or long-term disability scheme. The Company will not be liable for any such losses arising from such termination and is under no obligation to compensate the Executive for such losses.

10.	Training

10.1	Unless otherwise notified to the Executive he will not be required to complete any training and any training which is required will be paid for by the Company.

10.2

The Executive may also be entitled to take part in various training courses which the Company may provide from time to time in-house. Specific details of what courses might be available can be obtained from the HR Department.

11.	Confidentiality

11.1

The Executive will not during or after the Employment and except in the proper performance of his duties of employment directly or indirectly use for his own purposes or those of a third party or disclose to any third party any trade secrets or confidential information relating or belonging to the Company or any Associated Company including but not limited to:

(a)	clients, customer lists and contact details;

(b)	terms of business with clients/customers;

(c)	lists of potential clients/customers and any proposed terms of business with potential clients/customers;

(d)	price lists or pricing structures including terms of credit, discounts and preferential terms;

(e)	sales figures;

(f)	sales and marketing strategies;

(g)	business plans;

(h)	lists of suppliers and terms of business with suppliers;

(i)	lists of employees, officers or contractors and details of remuneration packages and terms of employment/engagement of employees, officers and contractors;

(j)	object or source codes and computer software;

(k)	financial information and plans;

(l)	any proposals relating to the acquisition or disposal of a company or business or any part thereof;

(m)	designs, formulae, prototypes, product lines, research activities;

(n)	any document marked as confidential and any information or document which the Executive has been told is confidential or should reasonably expect to be regarded as confidential; and

(o)	any information which has been given to the Company or Associated Company in confidence by customers, suppliers or other third parties,

(the “Confidential Information”).

11.2	The Executive will use his best endeavours to prevent any unauthorised use or disclosure of Confidential Information.

11.3

The Executive will not during or after the Employment make any copies, notes or records of any matter relating to the business of the Company or any Associated Company other than for the benefit of the Company or any Associated Company.

11.4

The obligations contained in clause 11.1 shall not prevent the Executive from (i) making a protected disclosure under the Public Interest Disclosure Act 1998; (ii) reporting in good faith an offence to a law enforcement agency; or (iii) co-operating in good faith with a criminal investigation or prosecution. These obligations shall cease to apply to any information or knowledge which may subsequently come into the public domain after the termination of the Executive’s employment other than by way of unauthorised disclosure.

11.5

The Executive will not except in the proper performance of his duties of Employment make or cause to be made (directly or indirectly) any comment or statement to any representative of the press, television, radio, or other media or publish any material on any matter connected with the Company, any Associated Company or their respective businesses without the prior written approval of the Board.

12.	Intellectual property, inventions and patents

12.1

The Executive acknowledges and agrees that by virtue of the nature of his duties and the responsibilities arising from his employment he has, and shall have at all times during the Employment, a special obligation to further the interests of the Company.

12.2	The Executive shall provide the Company with full written details of all:

(a)	inventions, ideas and improvements, whether or not patentable, and whether or not recorded in any medium (“Inventions”); and

(b)

patents, rights to Inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in goodwill or to sue for passing off, rights in designs, rights in computer software, database rights, rights in confidential information (including know how and trade secrets) and any other intellectual property rights, in each case where registered or unregistered and including all applications (or rights to apply) for, and renewals or extension of rights and all similar or equivalent rights or forms of protection which may now or in the future subsist anywhere in the world (“Intellectual Property Rights”), created or acquired by the Executive, wholly or partially, in the course of their Employment (whether or not during working hours or using Company premises or resources and whether or not recorded in any medium) (“Employment IPRs”), promptly upon creation.

12.3	To the fullest extent permitted by law:

(a)	all Employment IPRs shall automatically belong to the Company; and

(b)	to the extent that the Employment IPRs do not vest in the Company automatically, the Executive shall assign such Employment IPRs on request of the Company; and

(c)

to the extent that the Employment IPRs do not vest in the Company automatically and/or pending any assignment of such Employment IPRs under clause 12.3(b) above, the Executive shall hold them on trust for the Company, and the Executive agrees to execute promptly all documents and do all acts, in the opinion of the Company, that may be necessary to give effect to this clause 12.3.

12.4

The Executive hereby irrevocably and unconditionally waives all rights that arise under Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 (whether before, on or after the date hereof) in connection with his authorship of any works mentioned in clause 12.2, and to any similar rights wherever in the world enforceable, including without limitation the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment.

12.5

The Executive and the Company acknowledge the provisions of Sections 39 to 43 of the Patents Act 1977 (“the Act”) relating to the ownership of employees’ inventions and the compensation of employees for certain inventions respectively.

12.6

At the request and cost of the Company (whether during the Employment or after its termination) the Executive will sign and execute all such documents and do all such acts as the Company may reasonably require:

(a)

to absolutely vest the full right, title and interest in any Employment IPRs to be assigned under clause 12.3(b) or in Intellectual Property Rights that both the Company and the Executive have agreed from time to time to assign to the Company (“Assigned IPRs”);

(b)

to apply for and obtain in the sole name of the Company alone (unless the Company otherwise directs) patent, registered design, or other protection of any nature whatsoever in respect of such Employment IPRs or Assigned IPRs in any country throughout the world and, when so obtained or vested, to renew and maintain the same;

(c)	to resist any objection or opposition to obtaining, and any petitions or applications for revocation of any of the Employment IPRs or Assigned IPRs;

(d)	to enforce the Employment IPRs or Assigned IPRs and/or bring any proceedings for infringement of any of the Employment IPRs or Assigned IPRs; and

(e)	otherwise to give effect to the assignment and waivers and licences contemplated under this clause 12.

12.7

Without prejudice to the Executives’ rights under the Patents Act 1977 and except as provided by law, no further remuneration or compensation other than that provided for in this Agreement is or may become due to the Executive in respect of his compliance with this clause 12.

12.8

The Company will decide, in its sole discretion, when and whether to apply for patent, registered design or other protection in respect of an Employment IPR or Assigned IPR and reserves the right to work any of the Employment IPRs or Assigned IPRs as a secret process in which event the Executive will observe the obligations relating to confidential information which are contained in clause 11 of this Agreement.

12.9

The Executive hereby irrevocably appoints the Company to be his attorney to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Company or its nominee the benefit of this clause 12. The Executive acknowledges in favour of a third party that a certificate in writing signed by any Director that any instrument or act falls within the authority conferred by this clause 12 shall be conclusive evidence that such is the case.

13.	Post-termination obligations

13.1	The Executive will comply with the post-termination obligations set out in Schedule 1.

13.2

If the Executive receives an offer of employment from, or offer to provide services to, any person, firm, company or other entity (an “Offeror”) (whether it is accepted or not) either during the Employment or during the period of any of the restrictions set out in Schedule 1 he will immediately provide to the Offeror details of the substance of the restrictions contained in Schedule 1 and notify the Company of the offer and the identity of the Offeror, and will provide such other details as the Company may reasonably request. The obligations in this clause are without prejudice to the Executive’s obligations of confidentiality and general obligation to immediately disclose any conflict of interest to the Company.

14.	Termination

14.1	The Company may terminate the Employment without notice or pay in lieu of notice if at any time the Executive:

(a)	is guilty of dishonesty, gross misconduct, gross incompetence, wilful neglect of duty, or has committed any other serious or persistent breach of this Agreement; or

(b)

acts in any manner (whether or not in the performance of his duties) which brings or is likely to bring the Executive, the Company or any Associated Company into disrepute or which prejudices or is likely to prejudice the interests of the Company or any Associated Company; or

(c)

is or becomes bankrupt, applies for or has made against him a receiving order under Section 286 Insolvency Act 1986, or has any order made against him to reach a voluntary arrangement as defined by Section 253 of that Act; or

(d)	resigns as a director of the Company or any Associated Company without the Board’s written consent; or

(e)	is convicted of any offence other than an offence under road traffic legislation for which a non-custodial penalty is imposed; or

(f)	is or becomes prohibited from being a director of the Company or any Associated Company; or

(g)

directly or indirectly advises or participates or acts in concert within the meaning of the City Code on Take-Overs and Mergers with any person who makes or is considering making any offer for the issued share capital of the Company.

Any delay by the Company in exercising its right to terminate the Employment will not constitute a waiver of such right.

14.2

The Company may terminate the Employment by giving the Executive one week more than the minimum notice period to which he would be entitled under section 86 of the Employment Rights Act 1996 if the Executive at any time:

(a)

is incapable of performing his duties hereunder by reason of ill health or other incapacity (whether accidental or otherwise) for an aggregate period of 120 calendar days or more in any period of 12 consecutive months; or

(b)	in the reasonable opinion of the Board is guilty of continuing and material poor performance of his duties.

Any delay by the Company in exercising its right to terminate the Employment will not constitute a waiver of such right.

14.3	The termination of the Employment will be without prejudice to the Company’s rights in respect of any breach of contract committed by the Executive prior to such termination.

14.4

The terms of the Haleon Redundancy Policy as in force from time to time, shall not apply to the Executive who shall only be entitled to statutory redundancy pay in addition to any other entitlement under this Agreement if the Employment is terminated by reason of redundancy.

14.5

The Executive will on request forthwith provide the Company with full details of any role or services he proposes to undertake following the Employment including the identity of the third party for whom the Executive proposes to provide services.

14.6	After the Employment the Executive will not:

(a)	represent himself as having any on-going relationship with the Company or any Associated Company; or

(b)	make or cause to be made (whether directly or indirectly) any derogatory comments or statements about the Company or any Associated Company or its or their respective officers or employees.

15.	Payment in lieu of notice

15.1

The Company may terminate the Employment at any time by notifying the Executive that it will make a payment of Basic Salary only (at the rate in force at the Termination Date) in lieu of all or the remaining part of his notice period. The Employment will terminate on the date that such notice is given or such later date as the Company may state in that notice. Subject to Clause 15.2, the payment in lieu will be made within one month of the Termination Date subject to such deductions as are required by law.

15.2	The Company may pay the payment in lieu in equal monthly instalments in which case the first instalment will be paid within one month of the Termination Date. In such case:

(a)	the Executive will:

(i)	take all reasonable steps to find alternative employment or other paid work during the Payment Period;

(ii)	provide the Company immediately on request with full details of any offers of employment or paid work received and of any and all amounts earned during or in respect of the Payment Period;

(iii)	provide the Company on request with full details of all steps taken to secure alternative employment or paid work during the Payment Period; and

(iv)	provide the Company with such evidence as the Company may reasonably request to prove the Executive’s compliance with this clause 15.2(a); and

(b)	the Company may reduce the amount of or cease the payment of instalments:

(i)	to reflect the Executive’s actual earnings during or in respect of the Payment Period; and/or

(ii)	to reflect the amount which, in the reasonable opinion of the Company, he could have earned during the Payment Period had he complied with clause 15.2(a)(i).

(c)	The Executive will forfeit his right to the instalments if and for so long as the Executive fails to comply with clause 15.2(a)(iii) or (iv).

(d)

If the Executive fails to comply with clause 15.2(a)(ii) he will repay, on demand, any amounts which the Company has paid to him which it would have been entitled not to pay in accordance with clause 15.2(b). This sum will be recoverable as a debt, together with all costs, including, but not limited to legal costs, incurred by the Company in recovering the sum.

16.	Garden leave

16.1	During all or any part of any period of notice given or which ought to have been given under this Agreement (by the Executive or the Company), the Company may, at its absolute discretion:

(a)	require the Executive not to attend at his place(s) of work or any specific premises of the Company or its Associated Companies;

(b)

require the Executive not to undertake any or any part of his duties and/or to carry out different duties of which he is reasonably capable in place of his normal duties provided that such duties are reasonable for an individual with his level of seniority;

(c)	appoint any other person or persons to undertake all or any part of the Executive’s normal duties;

(d)	require the Executive not to communicate with any customers, suppliers, employees or officers of the Company or its Associated Companies (other than in a solely social capacity); and/or

(e)	terminate the Executive’s access to any of the Company’s IT systems.

16.2

During any Garden Leave Period the Company will continue to pay the Executive’s salary and contractual benefits (in accordance with and subject to the terms of this Agreement) excluding any bonus entitlement. All other terms of the Executive’s employment will continue including, without limitation, the Executive’s obligations of good faith, fidelity, confidentiality, his fiduciary duties and all of his express and implied obligations. Any holiday entitlement which has accrued to the Executive at the start of a Garden Leave Period and any holiday entitlement which accrues during that period will be deemed to be taken by the Executive during that period.

17.	Return of property

17.1	On termination of the Employment or at any time on request the Executive will:

(a)

immediately return to the Company in accordance with its instructions any or all property belonging to the Company or any Associated Company which is in the Executive’s possession or control including but not limited to documents or other records containing Confidential Information;

(b)

permanently destroy or otherwise remove all Confidential Information which is recorded in documents or other records (whether electronic or manual) in his possession or control which do not belong to the Company or any Associated Company;

(c)	if requested confirm his compliance with this clause 17.1; and

(d)	if requested disclose to the Company all passwords created or controlled by him in respect of documents or records belonging to the Company or any Associated Company.

18.	Directorships

18.1

The Executive will on termination of the Employment or if requested at any time during the Employment immediately resign in writing from all directorships, trusteeships and other offices which the Executive holds with the Company or any Associated Company without compensation for loss of office.

18.2

The Executive confirms irrevocably and unconditionally that if he fails to comply with the obligations under clause 2.2 or clause 18.1, the Company is authorised as the Executive’s attorney to sign or execute any documents and/or do all things necessary to give effect to such resignations in the name of and behalf of the Executive.

19.	Liquidation for reconstruction or amalgamation

The Executive will have no claim against the Company if the Employment is terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction provided that the Executive is offered employment with the amalgamated or reconstructed entity on terms and conditions which in aggregate are not substantially less favourable than the terms of this Agreement.

20.	Disciplinary and grievance procedures

20.1

If the Executive has a grievance relating to the Employment, he should raise it with Chairman of Haleon. If the matter is not resolved it should be escalated to the Board of Haleon which may delegate consideration of the matter to one or more of its members or another person.

20.2	The Company’s disciplinary procedure which applies to the Executive can be obtained from the HR department. The policy is for guidance only and is not contractual.

20.3

The Company may suspend the Executive on full pay during any disciplinary proceedings being taken against the Executive and/or during any investigation into circumstances which might lead to disciplinary action against the Executive.

21.	Warranty

The Executive represents and warrants as a strict condition of this agreement that he is not restricted or prohibited in any way from fully performing any of the duties of the Employment and will notify the Company immediately if this warranty ceases to be accurate.

22.	Notices

22.1	Notices to the Company under this Agreement will be delivered by pre-paid first class UK post or other next working day delivery service addressed to the Company’s then current Registered Office.

22.2

Notices to the Executive under this Agreement may be delivered to the Executive by hand, by pre-paid first class UK post or other next working day delivery service to his last known address, or by e-mail to the Executive’s last-known e-mail address.

22.3

Notices served by pre-paid first class UK post or other next working day delivery service will be deemed served at 9.00am on the second business day after posting (excluding for the avoidance of doubt weekends and public holidays) or at the time recorded by the delivery service.

22.4

Notices delivered to the Executive by hand will be deemed served at the time the notice is left at the Executive’s last known address or given to the Executive. Notices delivered by email will be deemed served at the time of transmission.

22.5	A notice shall have effect from the earlier of its actual or deemed receipt by the addressee.

23.	Definitions

In this Agreement the following words and related expressions will have the meanings set out below:-

“Associated Company” means any entity or organisation:

(a)	which is directly or indirectly controlled by the Company; or

(b)	which directly or indirectly controls the Company (including, without limitation, Haleon); or

(c)	which is directly or indirectly controlled by a third party which also directly or indirectly controls the Company; or

(d)	of which the Company or any other Associated Company owns or has a beneficial interest in 20% or more of the issued share capital or 20% or more of its capital assets; or

(e)	which is the successor in title or assign of the firms, companies, corporations or other organisations referred to above,

and “control” and its derivatives has the meaning set out in Sections 450 - 451 of the Corporation Tax Act 2010.

“Basic Salary” has the meaning given in clause 4.1.

“Board” means the Board of Directors of the Company from time to time or any duly appointed committee of that board.

“Commencement Date” means the date of demerger of the Consumer Healthcare company.

“Employment” means the employment of the Executive under this Agreement and includes any Garden Leave Period.

“Garden Leave Period” means any period during which the Executive is subject to a requirement imposed under clause 16.1.

“Haleon” means Haleon plc

“Haleon Board” means the Board of Directors of Haleon from time to time or any duly appointed committee of that board.

“Immediate Relatives” will include husband, wife, registered civil partner, partner living with the Executive, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents, and any such relatives by marriage or registered civil partnership.

“Notice Period” means, as at the Termination Date, the shortest of:

(a)	the shortest period of notice which the Company is required to give to terminate the Employment; and

(b)	where notice has already been given, the remainder of the notice period; and

(c)	the period until the Employment would terminate automatically (unless renewed).

“Payment Period” means a period equivalent in length to the Notice Period commencing on the Termination Date.

“Regulated Information Service” means an information service that is listed on the Financial Conduct Authority’s list of Regulated Information Services.

“Remuneration Committee” means a duly constituted committee of the Haleon Board delegated with the authority to consider the remuneration of directors of the Company.

“Termination Date” means the date upon which the Executive’s employment with the Company terminates.

24.	Construction

24.1	The provisions of the Schedules to and any additional terms endorsed in writing by or on behalf of the parties will be read and construed as part of this Agreement and will be enforceable accordingly.

24.2	There are no collective agreements which directly affect the terms and conditions of the Executive’s employment.

24.3	No provisions of this Agreement are intended to be enforceable by any person who is not a party to this Agreement, pursuant to the Contracts (Rights of Third Parties) Act 1999.

25.	Prior agreements

This Agreement cancels and is in substitution for all previous letters of engagement, agreements and arrangements (whether oral or in writing) relating to the subject-matter hereof between the Company and the Executive other than the offer letter sent to the Executive dated 5 May 2022 (the “Offer Letter”) all of which will be deemed to have been terminated by mutual consent. This Agreement and the Offer Letter constitute the entire terms and conditions of the Executive’s employment and no waiver or modification thereof will be valid unless in writing and signed by the parties. The Executive acknowledges and warrants that he is not entering into this Agreement in reliance on any representation not expressly set out herein.

26.	Governing law

26.1	The construction, validity and performance of this Agreement and all non-contractual obligations (if any) arising from or connected with this Agreement shall be governed by the laws of England.

26.2

Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England over any claim or matter (including any non-contractual claim) arising under or in connection with this Agreement.

In witness whereof the Company and the Executive have executed this Agreement as a Deed on the day and year first above written.

Execution

SIGNED as a Deed

by Brian McNamara

Name:	/s/ Brian McNamara

Title:	CEO, GSK Consumer Healthcare

in the presence of:	/s/ Barbara Zoltowska

Witness’ name:	Barbara Zoltowska

Address:

EXECUTED as a Deed by GlaxoSmithKline Consumer Healthcare Overseas Limited acting by Oriane Lacaze, Director and by an Authorised Signatory, Corporate Director

	/s/ Oriane Lacaze		/s/ Bridget Creegan
Print name:	Oriane Lacaze	Print name:	Bridget Creegan, Authorised Signatory, for and on behalf of GSK Consumer Healthcare Holdings (No.8) Limited, Corporate Director
Title:	Director	Title:	Director/Secretary

Schedule 1

Post Termination Obligations

1.	The Restrictions

1.1	No working for or setting up a Competing Business

The Executive agrees that during the six months following the Termination Date the Executive will not, directly or indirectly, for his own benefit or that of others, in competition with the Company or any Associated Company:

(a)	(i) be employed by; (ii) be engaged by; or (iii) otherwise provide services to, a Competing Business which is being carried out or to be carried out in any Restricted Territory; or

(b)	(i) set up; or (ii) carry on, a Competing Business which is being carried out or to be carried out in any Restricted Territory.

1.2	No shareholding in a Competing Business

The Executive agrees that during the six months following the Termination Date he will not directly or indirectly:

(a)	hold more than 5% of the shares in a Competing Business which is quoted on any recognised stock exchange; or

(b)	hold more than 5% of the shares in a Competing Business which is not quoted on a recognised stock exchange.

1.3	No dealing with Customers and Prospective Customers

The Executive agrees that during the twelve months following the Termination Date he will not, in any Capacity, in competition with the Company or any Associated Company:

(a)	(i) develop; or (ii) provide, products or services for any Customer or Prospective Customer; or

(b)	otherwise (i) deal with; (ii) accept; or (iii) facilitate the acceptance of the custom of, any Customer or Prospective Customer.

1.4	No solicitation of Customers and Prospective Customers

The Executive agrees that during the twelve months following the Termination Date he will not, in any Capacity, in competition with the Company or any Associated Company:

(a)

(i) solicit; or (ii) assist in soliciting, the custom or business of any Customer or Prospective Customer (which shall include, without limitation, excluding the Company or any Associated Company from a new business opportunity); or

(b)

(i) seek to reduce the amount of business which a Customer or Prospective Customer conducts or intends to conduct with the Company or any Associated Company; or (ii) adversely affect the terms on which a Customer or Prospective Customer conducts its business with the Company or any Associated Company.

1.5	No solicitation of Key People

The Executive agrees that during the twelve months following the Termination Date he will not, in any Capacity:

(a)	(i) solicit; (ii) attempt to solicit; (iii) assist in soliciting; (iv) entice away; or (v) try to entice away, from the Company or any Associated Company any Key Person; or

(b)	be personally involved to a material extent in (i) accepting into employment; (ii) recruiting; (iii) engaging; or (iv) otherwise using the services of, any Key Person.

1.6	No interference with Suppliers

The Executive agrees that during the twelve months following the Termination Date he will not in any Capacity:

(a)

interfere with the supply of goods or services to the Company or any Associated Company from any Supplier (including, without limitation, inducing or encouraging the Supplier adversely to vary the terms on which it conducts business with the Company or any Associated Company); or

(b)	induce or encourage any Supplier to cease or decline to supply goods or services to the Company or any Associated Company in the future.

1.7	No connection after termination

Following the Termination Date the Executive will not:

(a)	represent himself, or permit himself to be represented, as being employed or engaged by the Company or any Associated Company (except where agreed by such a company);

(b)	represent, promote, advertise or refer to his previous connection with the Company or any Associated Company in a way which seeks to utilise the goodwill of such a company;

(c)	knowingly do anything that might reasonably be expected to damage the goodwill or reputation of the Company or any Associated Company; or

(d)

carry on, or cause or permit to be carried on, any business using any name or branding which is or has been used by the Company or any Associated Company or which is in the reasonable opinion of the Company calculated or likely to cause confusion with such a name or branding in the minds of members of the public or imply a connection with the Company or any Associated Company.

1.8	General terms applicable to the restrictions

(a)

The duration of the restrictions set out in this Schedule 1 will be reduced by any period during which the Executive has been required by the Company (pursuant to clause 16.1 of the Agreement) both not to attend at work and not to perform any duties of employment.

(b)

The Executive agrees that the obligations contained in this Schedule 1 are reasonable and necessary to protect the legitimate business interests of the Company and any Associated Company. The Executive confirms that he has had the opportunity to take independent legal advice on the terms of this Schedule 1.

(c)	Save for the obligations at paragraph 1.2 none of the obligations contained in this Schedule 1 prevent the Executive from holding any shares or other securities in any company.

(d)

Each restriction in this Schedule 1 is intended to and will apply after the Termination Date, regardless of whether the Executive’s termination is lawful. The restrictions will apply even if termination results from a breach of a provision of the Agreement.

(e)

None of the restrictions in this Schedule 1 shall prevent the Executive from doing anything for which the Company has given its prior written consent, and the Company encourages him to seek such consent.

1.9

The Executive agrees that if his employment is transferred to any other person, firm, company or other entity, pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 he] will, if required, enter into an agreement with such other person, firm, company or other entity, that will contain provisions that provide protection to the new employer equivalent to that provided to the Company and any Associated Company in this Schedule 1.

2.	Interpreting the Restrictions

In this Schedule 1:

Save as defined in this Schedule 1, any capitalised terms have the same definition as in the Agreement.

“Agreement” means the Service Agreement between the Executive and the Company.

“Associated Company” has the same meaning given to it in clause 24.1 of the Agreement.

“Capacity” means whether the Executive is acting (i) directly or indirectly (through any other person, firm or company); (ii) alone or jointly with others; (iii) as principal, agent, consultant, officer, director, shadow director, partner, LLP member, independent contractor, worker or employee; or (iv) for his own benefit or that of others.

“Competing Business” means any business which competes with or is preparing to compete with (i) any business carried on by the Company or any Associated Company on the Termination Date; or (ii) any business which, on the Termination Date, the Company or any Associated Company is proposing to carry on and has taken material steps towards conducting; and in each of cases (i) and (ii) in respect of which business of the Company or Associated Company the Executive:

(a)	had material responsibilities (including, without limitation, supervisory or management responsibilities) or carried out material duties; or

(b)	otherwise obtained Relevant Confidential Information,

in each case in the course of his employment at any time in the Relevant Period.

For the avoidance of doubt, as at the date when this Schedule 1 is agreed, this includes, without limitation:

•	Proctor & Gamble;

•	Nestle;

•	Unilever;

•	Reckitt Benckiser;

•	Colgate;

•	Church & Dwight;

•	Bayer;

•	Sanofi;

•	Johnson & Johnson.

“Confidential Information” has the same meaning given to it in clause 11.1 of the Agreement.

“Customer” means any customer or client of the Company or an Associated Company:

(a)	with whom the Executive has had material dealings; or

(b)	in respect of whom the Executive has obtained Relevant Confidential Information,

in each case at any time during the Relevant Period.

“Key Person” means any (i) director or officer; (ii) employee who is employed at Grade 3 or above (or any equivalent career level); or (iii) individual who is engaged as a consultant at an equivalent level to such an employee, in each case of or by the Company or any Associated Company; and

(a)	with whom the Executive has had material dealings; or

(b)

in respect of whom the Executive has obtained Confidential Information about their skills, role, responsibilities, expertise, or other Confidential Information or material non public information relevant to their potential recruitment or engagement, in each case at any time during the Relevant Period.

“Prospective Customer” means any person, firm, company or other entity with whom the Company or any Associated Company has had any negotiations or material discussions regarding the possible supply of products or services by the Company or any Associated Company and:

(a)	with whom the Executive has had material dealings; or

(b)	in respect of whom the Executive has obtained Relevant Confidential Information,

in each case at any time during the Relevant Period.

“Relevant Confidential Information” means Confidential Information which would be of value to any business which competes or is preparing to compete with the Company or an Associated Company, including, without limitation, Confidential Information that would enable it to:

(a)	review, amend, change or introduce products, services, systems, processes, proposals, forecasts, terms of trade or strategies (including, but not limited to, marketing and/or sales strategies); or

(b)	otherwise gain a competitive advantage.

“Relevant Period” means the 12 months immediately preceding the Termination Date.

“Restricted Territory” means:

(a)	the United Kingdom; or

(b)

any other country where the Company or an Associated Company carries out business and in relation to which the Executive has had material responsibilities (including, without limitation, supervisory or management responsibilities) or carried out material duties during the Relevant Period; or

(c)	any other country where the Company or an Associated Company carries out business and in relation to which the Executive acquired Relevant Confidential Information during the Relevant Period.

“Supplier” means any person, firm, company, or other entity (i) with whom the Executive has had material dealings during the Relevant Period; or (ii) in respect of whom the Executive has obtained Relevant Confidential Information during the Relevant Period; and who:

(a)	has supplied goods or services to the Company or any Associated Company during the Relevant Period; or

(b)

has agreed prior to the Termination Date to supply goods or services to the Company or any Associated Company, with such supply to commence at any time in the twelve months following the Termination Date; or

(c)

as at the Termination Date, supplies goods or services to the Company or any Associated Company under a contract or arrangement between that supplier and the Company or the relevant Associated Company.

“Termination Date” has the same meaning given to it in clause 23 of the Agreement.

3.	Associated Companies

3.1	The Company contracts as trustee and agent for the benefit of each Associated Company.

3.2

The Executive acknowledges that the provisions of this Schedule 1 constitute severable undertakings given for the benefit of the Company and all other Associated Companies and may be enforced by the Company on its own behalf or on behalf of any Associated Company.

3.3

The benefit of each agreement and obligation imposed upon the Executive under this Schedule 1 may be assigned to and enforced by all successors and assigns for the time being of the Company and its Associated Companies and such agreements and obligations will operate and remain binding notwithstanding the termination of the Agreement.

4.	Remedy

4.1

The Executive acknowledges and agrees that monetary damages would not be an adequate remedy for a breach of any of the obligations contained in this Schedule 1, and that for any breach of such obligations, the Company and its Associated Companies will, in addition to other remedies as may be available to it, or as provided for in the Agreement, be entitled to an injunction, restraining order, or other equitable relief, restraining him from committing or continuing to commit any breach of the covenants. The Executive agrees that proof will not be required that monetary damages for breach of the provisions of this Schedule 1 would be difficult to calculate and would be an inadequate remedy.

5.	Severability

5.1

The restrictions in paragraph 1 are considered by the parties to be fair and reasonable in all the circumstances. Each of the restrictions contained in paragraph 1, including the sub-paragraphs thereof and each of the restrictions listed by Roman numeral, constitutes an entirely separate, severable and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

5.2

Each of the sub-paragraphs of the definitions contained in paragraph 2, including the matters identified by Roman numeral, constitutes a separate, severable and independent part of the definition. If any such part of a definition would render a covenant invalid, this will not affect the validity or enforceability of the covenant by reference to any other part of the definition.

5.3

It is agreed that if any such restrictions by themselves, or taken together, are for any reason unenforceable, but would be enforceable if part or parts of the wording were deleted, the relevant restriction or restrictions shall apply with such deletion(s) as may be necessary to make it or them valid and enforceable.